CERTIFICATE OF AMENDMENT

OF THE CERTIFICATE OF INCORPORATION OF

ROSS STORES, INC.

     Ross Stores, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:

          1. Provisions B and C of Article SIXTH of the Corporation’s Certificate of Incorporation are hereby amended and restated in their entirety to read in full as provided in the following indented paragraphs:

     B. Annual Election of Directors. Until the 2014 annual meeting of stockholders, the directors shall be divided into three classes, as nearly equal in number as reasonably possible, with the term of office of the first class to expire at the 2014 annual meeting of stockholders, the term of office of the second class to expire at the 2012 annual meeting of stockholders, and the term of office of the third class to expire at the 2013 annual meeting of stockholders. At each annual meeting of stockholders beginning in 2012, directors shall be elected to succeed those directors whose terms expire, for a one-year term of office, to expire at the next annual meeting of stockholders after their election. Beginning with the 2014 annual meeting of stockholders, the entire Board of Directors shall be subject to election at each annual meeting of stockholders, for a one-year term of office, to expire at the next annual meeting of stockholders after their election, and the Board of Directors will no longer be divided into classes. All directors shall hold office until the expiration of the term for which elected, and until their respective successors are elected, except in the case of the death, resignation, or removal of any director.

     C. Filling Vacancies on the Board. Subject to the rights of the holders of any series of Preferred Stock then outstanding, newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, removal from office, disqualification or other cause may be filled only by a majority vote of the directors then in office, though less than a quorum, and directors so chosen shall hold office for a term expiring at the next annual meeting of stockholders (or, prior to the 2014 annual meeting of stockholders, for a term expiring at the annual meeting of stockholders at which the term of office of the class to which they have been elected expires). No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

          2. The foregoing amendment to the Certificate of Incorporation has been duly adopted by the Corporation’s Board of Directors and stockholders in accordance with the provisions of Sections 141, 211, 222 and 242 of the General Corporation Law of the State of Delaware.

          3. This amendment to the Corporation’s Certificate of Incorporation shall be effective on and as of the date of filing of this Certificate of Amendment with the Secretary of State of the State of Delaware.

     IN WITNESS WHEREOF, this Certificate of Amendment has been executed on behalf of the Corporation by its Senior Vice President, General Counsel & Corporate Secretary this day, July 18, 2011.

ROSS STORES, INC.

By:	/s/ Mark LeHocky
Mark LeHocky, Senior Vice President
General Counsel & Corporate Secretary